Exhibit 18.1

April 25, 2012

Board of Directors
Arrhythmia Research Technology, Inc.
25 Sawyer Passway
Fitchburg, MA 01420

Dear Directors:
We are providing this letter solely for inclusion as an exhibit to Arrhythmia Research Technology, Inc. and subsidiaries (the "Company") Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in our report dated April 25, 2012. As stated in Note 2 to those financial statements, the Company changed its annual goodwill impairment testing date from March 31 to December 31, a change in the method of application of a Generally Accepted Accounting Principle. Note 2 also states management's belief that the newly adopted test date is preferable in the circumstances because the change aligns the completion of its annual goodwill impairment test with the Company's year-end financial reporting period.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management's judgment and on management's determination that this change in accounting principle is preferable.

Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the change, we concur with management that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ Grant Thornton LLP

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